Exhibit (a)(5)(J)

CARIBOU COFFEE COMPANY, INC.

FREQUENTLY ASKED QUESTIONS

EMPLOYEE STOCK OPTIONS, RESTRICTED STOCK, AND SHARES OF STOCK

DECEMBER 28, 2012

1.	I currently hold stock options. What action is required by me?

No action is required because stock options cannot be tendered in the tender offer.

However, we expect that a merger will follow the closing of the tender offer. At the closing of the merger, you will automatically receive a payout (net of applicable tax withholding) equal to $16 per share less the option exercise price, multiplied by the number of options held, without any action taken by you.

2.	I currently hold restricted stock that has not yet vested. What action is required by me?

No action is required because restricted stock cannot be tendered in the tender offer.

However, we expect that a merger will follow the closing of the tender offer. At the closing of the merger, you will automatically receive a payout (net of applicable tax withholding) equal to $16 per share multiplied by the number of shares of restricted stock held, without any action taken by you.

3.	I currently hold shares of stock. What action is required by me?

You must decide whether to tender your shares as provided in the tender offer, or hold your shares until the merger.

You have received or will receive, via U.S. mail, a Schedule TO that includes instructions on how to tender your shares. If you have questions regarding the process to tender your shares, please contact the Information Agent for the tender offer, Innisfree M&A Incorporated, at (888) 750-5834.

Shares tendered will receive the value of the offer price ($16 per share) at the closing of the tender offer. Shares that are not tendered in the tender offer will instead receive the value of the offer price ($16 per share) at the closing of the merger.

Please note the Company is currently in a trading black out period. If the Company’s trading black out period should lift before the transaction closes, you may, in the alternative, be able to sell your shares into the open market at the prevailing price.

Additional Information and Where to Find It

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Caribou. JAB Beech Inc. (“Parent”) has filed a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and Caribou Coffee Company, Inc. (“Caribou”) has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer. Caribou shareholders and other investors are urged to read the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement because they contain important information which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, are available to all shareholders of Caribou at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement are available for free at the Commission’s web site at www.sec.gov. Free copies of these materials and certain other offering documents can be obtained by directing a request to the information agent for the offer, Innisfree M&A Incorporated, at (888) 750-5834.